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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Nortek, Inc.
(Name of Subject Company)

Nevada Corp.
(Offeror)
an indirect wholly owned subsidiary of

Melrose Industries PLC
(Offeror)
(Name of Filing Persons and Offerors)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

656559309
(Cusip Number of Class of Securities)
 Joff Crawford
Melrose Industries PLC
Leconfield House, Curzon Street
London, UK W1J 5JA
+44-207-647-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

With copies to:
Eric M. Swedenburg Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-63954 Telephone: 1-212-455-2000	Adam Signy Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London, EC2Y 9HU, United Kingdom Telephone: +44-207-275-6500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,480,815,338.00	$149,118.11

*
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $86.00 per share by 17,218,783, which is the sum of (i) 16,008,461, the number of outstanding shares of Nortek, Inc. common stock (excluding shares of restricted stock), (ii) 906,581, the number of shares issuable pursuant to outstanding options with an exercise price less than the offer price, and (iii) 303,741, the number of shares of restricted stock. The foregoing share figures have been provided by the issuer to the offerors and are as of July 5, 2016 the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issue tender offer subject to Rule 13e-4

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Nevada Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Melrose Industries PLC ("Parent"), a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 9800044, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Nortek, Inc. (the "Company"), a Delaware corporation, at a price of $86.00 per Share, in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions described in the offer to purchase, dated July 8, 2016 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the "Offer."

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

        The Agreement and Plan of Merger, dated as of July 6, 2016, by and among Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) hereto, the Confidentiality Agreement, dated May 2, 2016, between Parent and the Company, a copy of which is attached as Exhibit (d)(2) hereto, the Tender and Support Agreement, dated July 6, 2016, between Parent, the Purchaser and certain funds affiliated with Ares Management LLC, a copy of which is attached as Exhibit (d)(3) hereto, the Tender and Support Agreement, dated July 6, 2016, between Parent, the Purchaser and certain funds affiliated with Gates Capital Management, Inc., a copy of which is attached as Exhibit (d)(4) hereto, the Tender and Support Agreement, dated July 6, 2016, between Parent, the Purchaser and a certain fund affiliated with Anchorage Advisor Management, L.L.C., a copy of which is attached as Exhibit (d)(5) hereto and the Expense Reimbursement Agreement, dated May 20, 2016, between Parent and the Company, a copy of which is attached as Exhibit (d)(6) attached hereto, are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002(a) through (c)

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Nortek, Inc., a Delaware corporation. The Company's principal executive offices are located at 500 Exchange Street, Providence RI 02903. The Company's telephone number at such address is (401) 751-1600.

        (b)   The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003(a) through (c)

        (a)-(c)  This Schedule TO is filed by Parent and the Purchaser. The information set forth in Section 8—"Certain Information Concerning Parent and the Purchaser" in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004(a)

        For purposes of subsection (a)(1)(i)-(viii), (x) and (xii), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Introduction
    Section 1—"Terms of the Offer"
    Section 2—"Acceptance for Payment and Payment for Shares"
    Section 3—"Procedures for Accepting the Offer and Tendering Shares"
    Section 4—"Withdrawal Rights"
    Section 5—"Certain U.S. Federal Income Tax Consequences of the Offer and Merger"
    Section 13—"Certain Effects of the Offer"
    Section 15—"Conditions to the Offer"
    Section 16—"Adjustments to Prevent Dilution"

        Subsections (a)(1)(ix) and (xi) are not applicable.

        For purposes of subsections (a)(2)(i)-(v) and (vii) the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Introduction
    Section 1—"Terms of the Offer"
    Section 5—"Certain U.S. Federal Income Tax Consequences of the Offer and Merger"
    Section 10—"Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company"
    Section 11—"The Merger Agreement; Other Agreements"
    Section 12—"Purpose of the Offer; Plans for the Company"
    Section 13—"Certain Effects of the Offer"
    Section 16—"Adjustments to Prevent Dilution"

        Subsection (a)(2)(vi) is not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

        The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Introduction
    Section 8—"Certain Information Concerning Parent and the Purchaser"
    Section 10—"Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with the Company"
    Section 11—"The Merger Agreement; Other Agreements"
    Section 12—"Purpose of the Offer; Plans for the Company"
    Schedule I

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) through (7)

        For purposes of subsections (a), (c)(1) through (7), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Introduction
    Section 6—"Price Range of Shares; Dividends"
    Section 11—"The Merger Agreement; Other Agreements"
    Section 12—"Purpose of the Offer; Plans for the Company"
    Section 13—"Certain Effects of the Offer"
    Section 14—"Dividends and Distributions"

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

        The information set forth in Section 9—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 8.    Interests in Securities of the Subject Company.

Regulation M-A Item 1008

        The information set forth in Section 8—"Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference in this Schedule TO.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

        The information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Section 18—"Fees and Expenses"

Item 10.    Financial Statements.

Regulation M-A Item 1010(a) and (b)

        Not applicable.

Item 11.    Additional Information.

Regulation M-A Item 1011(a) and (c)

        For purposes of subsection (a), the information set forth in the Offer to Purchase under the following captions is incorporated by reference in this Schedule TO:

    Section 1—"Terms of the Offer"
    Section 11—"The Merger Agreement; Other Agreements"
    Section 12—"Purpose of the Offer; Plans for the Company"
    Section 13—"Certain Effects of the Offer"
    Section 15—"Conditions to the Offer"
    Section 17—"Certain Legal Matters; Regulatory Approvals"
    Section 19—"Miscellaneous"

        For purposes of subsection (c) the information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

        See Exhibit Index.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2016

NEVADA CORP.
By:	/s/ MATTHEW NOZEMACK
	Name:	Matthew Nozemack
	Title:	Vice President and Secretary
MELROSE INDUSTRIES PLC
By:	/s/ CHRISTOPHER MILLER
	Name:	Christopher Miller
	Title:	Director

 EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated July 8, 2016.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in The New York Times on July 8, 2016.
(a)(5)(i)	Press release regarding announcement of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Form TO-C filed by Parent with the SEC on July 6, 2016).
(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated July 6, 2016, by and among Nortek, Inc., Melrose Industries PLC and Nevada Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Nortek, Inc. with the SEC on July 6, 2016).
(d)(2)	Confidentiality Agreement, dated May 2, 2016, between Nortek, Inc. and Melrose Industries PLC.
(d)(3)	Tender and Support Agreement, dated July 6, 2016, by and among Melrose Industries PLC, Nevada Corp. and certain funds affiliated with Ares Management LLC.
(d)(4)	Tender and Support Agreement, dated July 6, 2016, by and among Melrose Industries PLC, Nevada Corp. and certain funds affiliated with Gates Capital Management, Inc.
(d)(5)	Tender and Support Agreement, dated July 6, 2016, by and among Melrose Industries PLC, Nevada Corp. and a certain fund affiliated with Anchorage Advisor Management, L.L.C.
(d)(6)	Expense Reimbursement Agreement, dated May 20, 2016, between Melrose Industries PLC and Nortek, Inc.
(g)	Not Applicable.
(h)	Not Applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interests in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX